

September 26, 2014

Via E-mail
Michael S. Bishop
Senior Vice President and Chief Financial Officer
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813

> **Re:** **FuelCell Energy, Inc.**
> **Form 10-K for the Fiscal Year ended October 31, 2013**
> **Filed January 6, 2014**
> **File No. 001-14204**

Dear Mr. Bishop:

 We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended October 31, 2013

Report of Independent Registered Public Accounting Firm, page 65

1. We note that neither Management's Annual Report on Internal Control Over Financial Reporting presented on page 93 nor the Report of Independent Registered Public Accounting Firm identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework that was used to perform your assessment – i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. In future filings, please include reports that identify the version of the COSO Integrated Framework you and your auditor used in the assessment. Please refer to Item 308(a)(2) of Regulation S-K and paragraphs 167(l) and (m) of PCAOB Auditing Standard No. 2.

Michael S. Bishop
FuelCell Energy, Inc.
September 26, 2014
Page 2

Note 1. Nature of Business, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 71

2.   We note the disclosure in the fourth paragraph of your revenue recognition policy that
        construction services revenue is recorded as part of product sales. Please describe for us
        in greater detail the accounting basis for presenting service revenues within product sales.
        Please tell us why you have not included construction service revenue with revenues
        from other service arrangements.

3.   In this regard, please tell us how you have concluded that you are not required to report
        revenues for each product and service or each group of similar products and services in
        accordance with FASB ASC 280-10-50-40. Please tell us how you have concluded that,
        for example, service agreements and license revenues or product sales and construction
        services are considered similar.

Note 2. Acquisitions, page 75

4.   We see that on December 20, 2012 you acquired the remaining 69 percent ownership of
        Versa Power Systems, Inc. through the issuance of approximately 3.5 million shares. We
        also see that you accounted for the transaction as a step-acquisition and recorded an
        impairment charge of $3.6 million in the fourth quarter of 2012. Please describe for us in
        greater detail your accounting for the business combination achieved in stages as
        proscribed in paragraphs 25-9 and 25-10 of FASB ASC 805-10. In particular, please tell
        us how you remeasured and valued your previously held equity interest in the acquiree at
        its acquisition-date fair value. In this regard, please tell us how your current disclosure
        complies with the requirements of FASB ASC 805-10-50-2(g).

Note 10. Debt and Leases, page 70

5.   We see that with the issuance of the $38 million Senior Unsecured Convertible Notes in
        June 2013, you recorded embedded derivatives with a fair value of $3.2 million upon
        issuance which were subsequently valued at $4.7 million at year-end. Please tell us how
        your fair value disclosure for these instruments complies with FASB ASC 820-10-50. In
        this regard, please tell us how you have applied this disclosure guidance to any other
        assets or liabilities recorded at fair value, if significant.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief